Delisting Determination,The Nasdaq Stock Market, LLC,
June 14, 2012, SMF Energy Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of SMF Energy Corporation
(the Company), effective at the opening of the trading session on June 25, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs determination on April 16, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 25, 2012.